UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2015

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2015 RESULT

Highlights

•	EBITDA* in the quarter reported a loss of $12.0 million compared to 3Q loss of $5.9 million.

•	Gazprom, Perenco and SNH sign a firm 8-year Sale and Purchase contract for LNG from GoFLNG Hilli.

•	Took delivery of the FSRU Golar Tundra and executed a firm 5-year contract with West Africa Gas Limited.

•	Solid progress on the financing side including inaugural $50 million drawdown against the $960 million GoFLNG Hilli facility.

•	Board sets dividend at $0.05 per share for the quarter.

Subsequent events

•	Entered into a MoU with Schlumberger to co-operate globally on the development of green field, brown field and stranded gas reserves by use of GoFLNG vessels.

•	Agreed to drop down the FSRU Golar Tundra to Golar Partners for $330 million.

•	Golar Arctic chartered to New Fortress Energy Transport Partners LLC in FSU service offshore Jamaica for 2 years, commencing March 2016.

•	Appointed Ms. Lori Wheeler Naess as a Director and Audit Committee Chairperson.

Financial Review
Business Performance

	2015	2015
(in thousands of $)	Oct-Dec	Jul-Sep
Time and voyage charter revenues	20,118	24,252
Vessel and other management fees	2,876	3,126
Vessel operating expenses	(13,450)	(13,559)
Voyage and commission expenses	(11,528)	(12,384)
Administrative expenses	(10,061)	(7,299)
Depreciation and amortization	(19,541)	(18,376)

Total Adjusted Operating Losses***	(31,586)	(24,240)
Add back
Depreciation and amortization	19,541	18,376
EBITDA*	(12,045)	(5,864)

Golar LNG Limited (“Golar” or “the Company”) reported today a 4Q adjusted operating loss of $31.6 million as compared to $24.2 million in 3Q.  Shipping revenue and shipping in general remained challenging during 4Q. Headline charter rates softened progressively through the quarter resulting in time charter revenues falling from $24.3 million in 3Q to $20.1 million in 4Q. Against this backdrop of a continuing depressed market for LNG Carriers, initiation of the Cool Pool on October 1 helped reduce voyage costs by $0.9 million from $12.4 million in 3Q to $11.5 million in 4Q. Furthermore, whilst improvement in vessel utilisation did not continue into 4Q, the Cool Pool’s performance allowed utilisation for the quarter at 42% to remain consistent with 3Q at 43%. Of the $11.5 million voyage and commission expenses, $7.2 million represents the cost of chartering in the Golar Grand from Golar Partners.  Collectively, revenues net of voyage costs fell $3.5 million from $15.0 million in 3Q to $11.5 million in 4Q.

Vessel operating expenses decreased $0.1 million to $13.5 million notwithstanding the addition of Golar Tundra to the fleet during November and the Golar Viking the following month.  Administration costs increased $2.8 million in 4Q over 3Q to $10.1 million.  The cost of insourcing staff following Golar’s buy out of its vessel management arm, Golar Wilhelmsen, together with recruitment and relocation costs for both commercial and technical staff contributed $1.6 million of additional administration cost.  A reduction in vessel management expenses recorded as part of vessel operating expenses is expected to exceed the additional overheads assumed as a result of the Golar Wilhelmsen insourcing exercise from 1Q 2016. Assuming full control of operations will also better prepare the Company for the commencement of FLNG operations. Most of the remaining increase in administrative expenses was due to FLNG related project costs and non-cash share option charges.

Collectively the above resulted in a $6.1 million decrease in EBITDA from a loss of $5.9 million in 3Q to a loss of $12.0 million in 4Q.

Net Income Summary

(in thousands of $)	2015	2015
	Oct-Dec	Jul-Sep
Total Adjusted Operating Loss***	(31,586)	(24,240)
Net (loss) / gain on disposals (includes amortization of deferred gains)	(1,033)	127 - -
Impairment of long-term assets	(1,957)	0
Dividend income	4,115	3,914
Net interest expense	(9,179)	(16,077)
Other financial items	(27,043)	(110,412)
Taxes	490	760
Equity in net earnings of affiliates	6,321	2,908
Net loss	(59,872)	(143,020)

In 4Q the Company generated a net loss of $59.9 million. Notable contributors to this are summarised as follows:

•	Write-off of surplus FSRU equipment ordered in connection with the initial Golar Spirit FSRU conversion resulting in a $2.0 million impairment charge.

•
Net interest expense at $9.2 million is substantially lower than the 3Q cost of $16.1 million. A non-cash reduction in ICBCL funding costs in respect of the four sale and leaseback funded vessel SPV companies which are consolidated VIE entities accounts for most of the $6.9 million reduction in net interest expense. The cash cost to Golar of funding the four sale and leaseback financed vessels is not however impacted by this adjustment.

•
Other Financial Items at $27.0 million for 4Q were substantially lower than the prior quarter cost of $110.4 million. Mark to market losses of $35.6 million on the Company’s Total Return Swap together with $3.6 million of charges on unhedged interest rate swaps were partially offset by non-cash gains of $16.1 million in mark to market gains on valuations of interest rate swaps following an increase in interest rates. The equity TRS loss as at December 31 reflects the reduction in share price from $27.88 on September 30 to $15.79 on December 31.

•
The Company has received $13.3 million in cash in respect of its common units, subordinated units, GP and IDRs in Golar Partners. The Partnership contributed a positive $10.4 million to the Company’s 4Q result (represented by $4.1 million in dividend income and $6.3 million in equity in net earnings of affiliates). The difference has been booked against the balance sheet under Investment in Affiliates.

Commercial Review

LNG Shipping and FSRU Performance
The “Cool Pool” comprising Golar (8 carriers contributed), Gaslog (3 carriers) and Dynagas (3 carriers) commenced operations on October 1. A further two Golar vessels are committed to join the pool in the near future. The Pool has been well accepted by charterers, generating a lot of new interest and has initiated dialogue on more innovative chartering arrangements.

Gladstone LNG initiated operations during 4Q 2015 and Australia Pacific LNG commenced operations shortly after. Indonesia’s Senora-Donggi project and the second train of BG’s Queensland Curtis project continue to ramp up LNG production rates. The 15.6 mtpa Gorgon project is now starting up and is expected to ship its first cargo shortly whilst Cheniere has now commenced operations and loaded their first cargo with Train 2 to follow soon. It has also been observed that ships dedicated to the Angola LNG project are now no longer competing for spot voyages. Start-up and ramp up of projects as well as available cargoes from existing Pacific Basin projects such as PNG and Bontang has led to an increase in spot activity in the Pacific and should have a material impact on the LNG Carrier market from Q2 2016. Activity has also been driven by producers and FOB buyers looking for new homes for cargoes as demand has been low at originally intended destinations.

In the Atlantic, vessel availability has been lower as owners have been reluctant to ballast ships back west from east of Suez. Fixtures tended to come in waves in the Atlantic with very quiet periods preceding sudden flurries of activity, sometimes leaving extremely limited prompt vessel availability for short periods. This presented occasional opportunities for owners to secure full round trip economics rather than the partial ballast bonuses typical in the market at present. Headline rates for the quarter remained around the $30k/day mark for TFDEs.

On the term side of the business, three vessels were reported as fixed for 6-12 month periods around the turn of the year, with a further multi-year requirement also due to be concluded shortly. Demand continues to increase in new markets, with cargo tenders recently concluded for supply into Pakistan and Argentina.

Golar’s existing fleet of 6 operating FSRUs, all of which reside within Golar Partners, have maintained operational excellence achieving 100% availability during the quarter.

Investment Review

Conversion Contracts
The GoFLNG Hilli conversion project remains on schedule and within budget. The vessel has now left dry dock for the final time with the sponsons attached on both sides. Installation of pre-assembled topside plant and equipment is well underway. Preparations have also commenced for the installation of the on-site mooring in Cameroon.

Golar and Keppel Corp have recently agreed to amend the deadline for issuing the Notices to Proceed for the conversions of the Gimi and Gandria. The deadline is now 31 December 2016 for both vessels. All other terms remain unaltered. In the case of Gandria, the Company is targeting that a Notice to Proceed will be issued by early 3Q.

Before year end 2018, it is expected that approximately 115 million tonnes of new LNG production capacity currently under construction will have commenced operations, equivalent to a 45% increase on the world’s current LNG production. This will not only result in an increase in the utilisation of existing regasification capacity and shipping tonnage, but also create a need for additional regas capacity with the opening of new markets for LNG. At present there are three uncontracted purpose built FSRUs available to meet near-term FSRU opportunities, one of which is being built for Golar. In response to the weak freight market and solid economics in the FSRU market, the Company is currently finalising a new FSRU strategy. This strategy contemplates the conversion of a number of Golar’s modern, fuel efficient TFDE LNG carriers to FSRUs. Golar remains the only company in the world to have successfully converted LNG carriers into FSRUs. The target vessel conversions are similar in specification to the Golar Eskimo, currently operating as an FSRU in Jordan. This approach has the benefit of being able to deliver ahead of any additional FSRU newbuildings ordered today and tailoring the regas facilities of the FSRU to match a particular application. Execution of this strategy in the current environment is likely to improve Golar’s earnings potential.

Business Development Review

Shipping Activities
Golar has now concluded a 2 year charter agreement with New Fortress Energy Transport Partners LLC (NFE) for the employment of Golar Arctic in Jamaica. Jamaica has long sought to replace liquid fuels with LNG however the size of the market has always made it difficult to justify the cost of a conventional FSRU. NFE have now solved this challenge by utilising Ship To Ship transfer of LNG from Golar Arctic onto smaller LNG carriers to service a number of locations within the country of Jamaica. Golar Arctic is scheduled to load the first LNG cargo in support of this new business during March 2016. Golar and NFE believe this new approach to delivering LNG to niche markets has wide application within the Caribbean and other similar markets around the world. NFE have with their entrepreneurial approach to business development shown that downstream LNG markets can be developed within a much shorter time frame than is customary. Similar fast track solutions will be essential if consumers are to benefit from the large incremental volumes of LNG that will be delivered to market over the next three-four years.

FSRU activities
On November 4 2015, Golar and West Africa Gas Limited (“WAGL”) executed a firm contract for the provision of the FSRU Golar Tundra to support their LNG import operations in Ghana. The FSRU Tundra will be moored inside the port of Tema at a jetty currently being modified by WAGL. Separately, WAGL have also entered into firm contracts for LNG supply. Tundra was delivered from Samsung Heavy Industries on schedule and proceeded to Keppel for the minor modifications required to ensure compatibility with the terminal in Ghana. Annual EBITDA** from this five year project is expected to be $44 million.

The lower price of LNG, the clear environmental benefits of gas over coal and oil and the large volumes of LNG coming to market has made FSRU projects increasingly attractive.

GoFLNG - Business Development Progress
All material contracts for the GoFLNG Hilli project have now been signed and on November 29 the project took a full and final investment decision (FID). A Sale and Purchase Agreement for the LNG off-take from the project has been executed by Perenco and SNH with Gazprom Marketing and Trading as part of the FID.

Increasing the production from Hilli to 3 trains has the potential to increase Golar’s EBITDA from the current $170 million to $300 million range to between $240 million and $430 million without increasing capital costs for Golar. The business development activities for this project are now firmly focused toward increasing the daily production and extending the term of employment for the vessel.

Ophir’s Fortuna FLNG project in Equatorial Guinea has made good progress over the past quarter. Negotiation of the Tolling Agreement and Umbrella Agreement is now at an advanced stage. Shortlisting of the LNG buyers is down to the last 3 contenders and Ophir continue to make good progress on this front. Ophir are also progressing rapidly with a synthetic farm-in which could see Schlumberger contribute to Ophir’s upstream development costs and strengthen the project’s upstream execution. Schlumberger’s participation in the project also has the potential to bring forward to 2019 a FID on a second Fortuna FLNG vessel.

In line with what was expected in the 3Q report, Golar has now received term sheets from banks interested in financing the GoFLNG Gandria conversion project. The level of financing proposed is higher and more flexible than what was achieved with the GoFLNG Hilli financing. Driving these improved terms are the full utilisation of the vessel and the significantly higher minimum EBITDA. It is important to note that the current security package for the Ophir project does not anticipate an LC structure that would restrict additional cash. The Fortuna project remains on track to achieve FID in mid-2016.

Interest in developing FLNG projects remains strong and new opportunities are being added to the list of potential projects. Lower gas prices have forced oil companies and resource holders to entertain more cost effective solutions to monetise their reserves. The successes Golar has had with Perenco and Ophir and the solid progress at the construction yard have strengthened that case. Golar has, of necessity, prioritised its efforts toward finalising 2 additional projects. Each of these projects has the potential to employ multiple FLNG vessels. Good progress is being made toward signing a Heads of Terms agreement, similar in nature to the document signed with Ophir in May of 2015, in relation to at least one of these multi vessel projects by the middle of this year. There is now growing confidence that the Company will be able to deliver on its target to have 5 or more GoFLNG vessels operating or undergoing construction by the end of the decade.

Power Project Development
The Golar GenPower Brasil (GGB) joint venture developing the previously announced green field power project in Sergipe State, Brazil has made very good progress over the past quarter. All three main areas of activity including finalising the EPC contract for the construction of the power plant, the finalisation of the charter party with Golar for the employment of a new FSRU and securing LNG supply matching the demand profile for the project are at an advanced stage. Terms of the EPC and LNG supply contracts have improved over original assumptions and are expected to be entered into with major industry participants. The project remains on track to take FID during 3Q against the PPA secured at auction last year. Total committed capital as of today in respect of the Sergipe project is $5 million in cash and $20.4 million in guarantees. The project is estimated to cost $ 1.2 billion and is expected to generate annual EBITDA of minimum $230 million based on capacity payment, with the potential to increase this further if the power station is called upon dispatch. The unlevered project return is expected to be in excess of 18 % p.a. Golar owns 25% of the Sergipe project and is working very constructively with its two partners E-Brasil (50%) and GenPower (25%) to execute this project. The major part of the equity investments in this project are scheduled for 2018 and 2019 at a time when GoFlng Hilli has commenced operation.

In line with prior communications, Golar is currently considering the separation of its downstream business into a standalone entity. One of the options currently being contemplated is the combination of Golar’s FSRU activities with the power business, the target being the creation of a “one stop shop” for customers wanting to develop new LNG based power solutions. A part separation of the business where Golar remains a major shareholder will focus the activities and make it possible to grow the power business with external capital without reducing Golar’s ability to fund its core FLNG activities. The Company believe potential exists to replicate the Brazil project in other geographies.

Financing Review

LNG Carrier refinancing
During November Golar accelerated and exercised its option to repossess the mortgage free Salju (formerly Golar Viking) from PT Equinox based on a market valuation of $125 million. Subsequent to this, Golar entered into a $62.5 million term loan secured against the vessel, renamed Viking. The facility amortises quarterly over 12-years with a balloon payment of $37.8 million at the end of year 5.

FSRU financing
On October 23 Golar received an underwritten financing commitment for the FSRU new build, Golar Tundra. On delivery of the Tundra on November 25, $204 million was drawn down releasing $50 million in equity to the balance sheet. Golar anticipates that this facility will shortly be increased to $230 million to take into account the time charter now attached to the FSRU.

On November 25, Golar Partners repaid the $100 million Golar Eskimo vendor financing facility provided by Golar.

GoFLNG financing
Having satisfied all of the conditions precedent, Golar completed its first drawdown against the $960 million CSSCL GoFLNG Hilli facility on December 16. To date, $100 million has been advanced against this facility and $500 million has been spent on the Hilli conversion. Drawdowns under this facility are submitted in tranches of $50 million and the next drawdown will be completed once the total investment in Hilli has reached $550 million or more. All remaining conversion and site specific costs for the GoFLNG Hilli are expected to be satisfied by this facility.

As stated above, Golar remains on track with its plans to secure a committed facility for the GoFLNG Gandria early in 2Q. It is the Boards target to finance long-term FLNG deals with approximately 4x EBITDA. This can be higher or lower depending on a range of variables including the credit quality of the upstream counterparty and off-takers, length of the contract as well as the risk involved in field development. Based on current building prices and rate levels this should require equity of approximately $200-$300 million per project. This target is supported by current discussions with banks, and is lower than the levels we presently see in the market for long term FPSO contracts.

Liquidity
Total cash as at December 31 was $543.1 million, of which $437.9 million is restricted cash. Included in restricted cash is $280 million in respect of the GoFLNG Hilli letter of credit and $92.8 million in respect of the Company’s Total Return Swap. The remainder relates to cash in SPVs which, as required by US GAAP, the Company consolidates but which belongs to Lenders.

Since year end the Company has pursued additional financing activities in order to fund its legacy shipping business, which has a cash-breakeven of approximately $49,500 per day (including fleet operating cost, interest and debt instalment), and to ensure sufficient cash also remains available to progress current and future GoFLNG projects. As previously announced in the 3Q 6K, the Company is finalising documentation to refinance two of its newbuild LNG carriers and the first of these is expected to be concluded during March. Upon completion of the first of these, approximately $60 million will be released to Golar. A second LNG carrier refinancing that will generate a similar release of equity is expected to follow shortly thereafter.

During February 2016 Golar Partners exercised its rights under its Omnibus Agreement with Golar to purchase the FSRU Golar Tundra. The resulting sale released $30 million of cash, and, after Golar Partners has assumed the existing debt on the FSRU, is expected to release a further $100 million upon completion. It should be noted that until the FSRU commences its contract with WAGL, Golar will continue to consolidate the Golar Tundra and its associated debt. To fund its purchase, Golar Partners is currently refinancing a number of its existing facilities into one new multi-vessel facility and this new facility is now fully subscribed. The refinancing will remove the majority of Golar Partners’ 2018 refinancing requirements as well as releasing sufficient liquidity to acquire the Tundra without recourse to equity markets. Both Golar Partners’ refinancing and completion of the Tundra dropdown are expected to close during March.

The Company is progressing discussions with various financial institutions about its options to address its convertible bonds that mature in March 2017, shortly before GoFLNG Hilli is expected to start operating. Several proposals including possible extension have been tabled by third parties including existing bondholders. The existing bonds are secured by the majority of the Golar’s subordinated units in Golar Partners. These subordinated units will become common units in April 2016. Today, Golar’s investment in Golar Partners is valued at $239 million. This does not include the General Partner interest which has reached a 50% IDR split level and generates approximately $8.6 million in yearly dividend income. The Board is optimistic that an attractive solution can be found and will revert with a clearer plan for how this will be dealt with in connection with announcement of the Q1 2016 results.

Clearly, preserving liquidity and the various challenges in achieving this continue to be a focus of the Company. To this end, the Board is pleased to see the addition of approximately $250 million to year end liquidity. Management are also pursuing other specific opportunities to improve liquidity, address the maturing 2017 convertible bond and to fund future FLNG growth and downstream activities without raising new equity. A key part of this will be the potential carve out of the downstream power and FSRU activities into a separate company where Golar will remain a major shareholder.

Corporate and other matters

Share and Convertible Bond Buybacks

As at December 31, 2015, Golar had forward contracts to repurchase 3.2 million of its own shares at an average price of $41.10 per share. On January 6 the Company announced that it had settled and reduced its exposure by an aggregate amount of 0.5 million shares, 0.3 million of which had been settled prior to year-end.

To date, 240,000 shares in Golar Partners have been purchased outright at a cost of $5.0 million under the $25 million unit purchase program approved in August. No units have been purchased during 4Q to date. By virtue of Golar Partners’ own share buyback program which saw 534,000 shares repurchased, Golar’s stake in the Partnership has increased to 30.7%, as of today.

Shares and options
As at December 31, 2015, there were 93.2 million Golar shares outstanding including the 3.2 million Total Return Swap shares. This was reduced to 93.0 million shares in January following the direct acquisition of a further 0.2 million TRS shares.

During October the Board authorised the issue of up to 500,000 share options to Directors and employees of the Company and its subsidiaries under the Company’s existing share option scheme. As of today, these options have a strike price of $56.25. As at December 31 there were 2.2 million outstanding stock options in issue with an average strike price of approximately $51.95 per share.

Dividend
The Board has set the dividend to $0.05 per share for the quarter and expect to maintain this dividend until the GoFLNG Hilli commences operations in 2H 2017. The reduction in dividend reflects the need to invest a significant amount of capital to fund the Company’s growth within the FLNG business. This is also a reflection of the current poor results from shipping operations.

The record date for the dividend will be March 16, the ex-dividend date is March 14 and the dividend will be paid on or about March 30, 2016.

New Director and Audit Committee Chairperson
Effective today, the Company has appointed Ms. Lori Wheeler Naess as a Director and Audit Committee Chairperson. Ms. Naess was most recently a Director with PWC in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PWC in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant.

Outlook

The company has now passed a very significant milestone in the roll out of its GoFLNG strategy. The recent FID of the Cameroon GoFLNG Hilli project fully validates both the technical and commercial aspects of the Company’s FLNG business model. Furthermore, achievement of this FID in the current distressed Oil and Gas market is the clearest possible demonstration of a very robust new business proposition. The good progress toward FID being made with Ophir, now greatly enhanced by the potential participation of Schlumberger in the project, is adding to the GoFLNG momentum.

The LNG carrier spot market remains a significant concern for the Company. Whilst the Cool Pool is increasing access to the spot market and improving operational efficiency, we continue to incur losses. The depressed level of activity in the shipping market is expected to continue throughout 1Q 2016. This can also be expected to result in weak operating results for 1Q. Increasing production volumes do however give reason to expect improvement from 2Q onwards. The Board will consider lowering its rate expectations to facilitate the conclusion of long term charters, the objective being to free up capital from shipping activities to be redeployed in the higher return FLNG business.

The development of the Sergipe power project on the contractual and cost side is positive and the potential to create significant shareholder value out of this long term project is most encouraging.

The recent charter of Golar Arctic is likely to open new markets and be a model for fast track downstream LNG developments. The company believes the access to small scale markets, achieved in Jamaica where Golar has supported NFE, to be an exciting new addition to the portfolio of business opportunities under development.

The market for FSRU’s is increasingly attractive but sensitive to additional capacity being introduced by new participants. By combining FSRU activities with power generation Golar believes it will be able to deliver a more integrated product to customers and secure a competitive advantage. This is analogous to the relationship being developed with Schlumberger on the upstream side of the business. Such business models will likely reduce the time and complexity of integrated LNG fuelled power projects. Through these ventures Golar will effectively position itself as one of the few companies that can develop an integrated product from “Well to Wire.”

The Board do not find the current valuation of Golar as attractive with respect to issuance of new equity to fund growth. Management will therefore continue to focus on solutions which can externally finance as well as free up existing equity to fund future FLNG projects. Significant progress has been made in this regard over the last quarter.
The fact that Golar has executed in accordance with its original business plan and has developed and financed or progressed financing for the Perenco, Ophir and Sergipe projects in an environment where gas and oil prices have fallen 70-80% is the strongest possible demonstration of the strength of its business proposition.

The reduction in dividend to allocate more capital to growth and a business model focusing on delivering FLNG units in conjunction with industry leading upstream and downstream players has the strong support of the Company’s major shareholders.

Golar looks forward to delivering superior long term earnings to shareholders when these contracts commence, starting with the Cameroon project in 2017. By integrating the business from “Well to Wire” Golar will reduce its exposure to part of the cyclicality we today see in the gas and power industry and at the same time also be one of the lowest cost producers of LNG.

Non-Gaap Measures:
* EBITDA is defined as earnings before interest, depreciation and amortization, impairments and non-recurring items.
** Expected annual EBITDA is based on certain assumptions that management believes are accurate but because of factors described under the heading “Forward Looking Statements” actual results may differ materially.
*** Adjusted Operating Losses exclude gains and losses on disposals and impairments of assets.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels; changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

February 29, 2016
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Gary Smith - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2015	2015	2015	2014	2014
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

Time charter revenues	20,118	24,252	90,127	32,563	95,399
Vessel and other management fees	2,876	3,126	12,547	2,709	10,756
Total operating revenues	22,994	27,378	102,674	35,272	106,155

Vessel operating expenses	13,450	13,559	56,347	12,812	49,570
Voyage, charter-hire and commission expenses (1)	11,528	12,384	69,042	11,850	27,340
Administrative expenses	10,061	7,299	33,526	4,266	19,267
Depreciation and amortization	19,541	18,376	73,732	14,124	49,811
Impairment of long-term assets	1,957	—	1,957	500	500
Total operating expenses	56,537	51,618	234,604	43,552	146,488

Net (loss) gain on disposals to Golar Partners (includes amortization of deferred gains)	(1,033)	127	102,884	8,563	43,783
Impairment of vessel held-for-sale (2)	—	—	(1,032)	—	—
Other operating gains and losses (LNG Trade)	—	—	—	—	1,317
Loss on disposal of vessel (3)	—	—	(5,824)	—	—
Other operating loss	—		—	(6,387)	(6,387)
Operating loss	(34,576)	(24,113)	(35,902)	(6,104)	(1,620)

Other non-operating income (expense)
Dividend income	4,115	3,914	15,524	7,174	27,203
Loss on sale of available-for-sale-securities	—	—	(3,011)	—	—
Other	—	—	—	—	281
Total other non-operating income	4,115	3,914	12,513	7,174	27,484

Financial income (expense)
Interest income	2,110	876	6,896	173	716
Interest expense	(11,289)	(16,953)	(62,911)	(8,869)	(14,474)
Other financial items	(27,043)	(110,412)	(118,604)	(35,015)	(74,094)
Net financial expense	(36,222)	(126,489)	(174,619)	(43,711)	(87,852)

Loss before taxes and equity in net earnings of affiliates	(66,683)	(146,688)	(198,008)	(42,641)	(61,988)
Taxes	490	760	3,053	349	1,114
Equity in net earnings of affiliates	6,321	2,908	16,454	4,296	19,408

Net loss	(59,872)	(143,020)	(178,501)	(37,996)	(41,466)
Net income attributable to non-controlling interests	(11,020)	(3,103)	(19,158)	(1,655)	(1,655)

Net loss attributable to Golar LNG Ltd	(70,892)	(146,123)	(197,659)	(39,651)	(43,121)

(1) This includes related party charter-hire expenses of $7.2 million and $6.7 million for the quarters ended December 31, 2015 and September 30, 2015, respectively.
(2) The impairment loss was in relation to the LNG vessel, the LNG Abuja, classified as 'held-for-sale' as of June 30, 2015 but subsequently sold in July 2015.
(3) In February 2015, we sold the LNG vessel, the Golar Viking, resulting in a loss on disposal of $5.8 million.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2015	2015	2015	2014	2014
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

Net loss	(59,872)	(143,020)	(178,501)	(37,996)	(41,466)

Other comprehensive income (loss):
Gain (loss) associated with pensions (net of tax)	2,851	—	2,851	(2,520)	(2,520)
Net gain (loss) on qualifying cash flow hedging instruments	213	(670)	(493)	501	6,493
Net (loss) gain on investments in available-for-sale securities	(2,461)	(17,516)	(44,359)	(31,911)	7,955
Other comprehensive income (loss)	603	(18,186)	(42,001)	(33,930)	11,928
Comprehensive loss	(59,269)	(161,206)	(220,502)	(71,926)	(29,538)

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited	(70,289)	(164,309)	(239,660)	(73,581)	(31,193)
Non-controlling interests	11,020	3,103	19,158	1,655	1,655
	(59,269)	(161,206)	(220,502)	(71,926)	(29,538)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2015	2014
(in thousands of $)	Dec-31	Dec-31
	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	105,235	191,410
Restricted cash (4)	257,503	74,162
Other current assets	37,877	30,234
Amounts due from related parties	—	9,967
Short-term debt due from related parties	—	20,000
Vessel held-for-sale (1)	—	132,110
Assets held-for-sale (2)(3)(4)	269,459	284,955
Total current assets	670,074	742,838
Non-current
Restricted cash (4)	180,361	425
Investment in available-for-sale securities	25,530	275,307
Investment in affiliates	313,021	335,372
Cost method investments	204,172	204,172
Newbuildings	13,561	344,543
Asset under development	501,022	345,205
Vessels and equipment, net	2,336,144	1,648,888
Other non-current assets	93,004	95,243
Total assets	4,336,889	3,991,993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt (4)	515,268	116,431
Amounts due to related parties	7,128	—
Other current liabilities	255,197	88,858
Liabilities held-for-sale (2)(3)(4)	203,638	164,401
Total current liabilities	981,231	369,690
Long-term
Long-term debt (4)	1,392,094	1,264,356
Other long-term liabilities	69,225	75,440
Total Liabilities	2,442,550	1,709,486

Equity
Stockholders' equity	1,873,526	2,280,852
Non-controlling interest	20,813	1,655

Total liabilities and stockholders' equity	4,336,889	3,991,993
(1) In December 2014, we entered into an agreement to sell our LNG carrier the Golar Viking to Equinox. Accordingly, as of December 31, 2014, this vessel was classified as 'held-for-sale'. The sale of the Golar Viking was completed in February 2015 at a sale price of $135 million.
(2) In December 2014, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Eskimo to Golar Partners. Accordingly, as of December 31, 2014, the assets and liabilities associated with the Golar Eskimo sale were classified as 'held-for-sale'. The sale of the Golar Eskimo was completed in March 2015.
(3) In February 2016, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners. Accordingly, as of December 31, 2015, the assets and liabilities associated with the Golar Tundra sale were classified as 'held-for-sale'.
(4) Included within restricted cash, debt balances and assets and liabilities 'held-for-sale' are amounts relating to certain lessor entities (for which legal ownership resides with ICBCL and CMBL) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2015	2015	2015	2014	2014
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

OPERATING ACTIVITIES
Net loss	(59,872)	(143,020)	(178,501)	(37,996)	(41,466)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	19,541	18,376	73,732	14,124	49,811
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(3,488)	(872)	(3,488)
Amortization of deferred charges and debt guarantee	381	(27)	(2,073)	776	2,459
Loss (gain) on disposal to Golar Partners (including amortization of deferred gain)	1,033	(127)	(102,884)	(8,563)	(43,783)
Equity in net earnings of affiliates	(6,321)	(2,908)	(16,454)	(4,296)	(19,408)
Impairment of vessel held-for-sale	—	—	1,032	—	—
Loss on sale of vessel	—	—	5,824	—	—
Dividend income from available-for-sale and cost investments recognized in other non-operating income	(4,115)	(3,914)	(15,524)	(7,174)	(27,203)
Dividends received	13,326	13,796	52,800	15,907	61,967
Drydocking expenditure	—	—	(10,405)	(5,651)	(8,947)
Stock-based compensation	514	111	4,125	1,305	1,619
Loss on disposal of available-for-sale securities	—	—	3,011	—	—
Change in market value of derivatives	19,472	89,958	79,136	26,292	42,016
Impairment of loan receivable	—	15,010	15,010	—	—
Other current and long-term assets	511	(25,086)	(17,521)	(10,167)	(20,343)
Other current and long-term liabilities	40,839	23,037	43,170	27,557	29,825
Net foreign exchange gain	521	282	2,404	1,747	1,314
Impairment of long-term assets	1,957	—	1,957	500	500
Net cash provided by (used in) operating activities	26,915	(15,384)	(64,649)	13,489	24,873

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2015	2015	2015	2014	2014
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment (1)	(155,572)	(2,906)	(159,205)	—	(2,359)
Additions to newbuildings	(1,241)	(12,908)	(406,572)	(448,913)	(1,150,669)
Additions to asset under development	(30,587)	(16,486)	(111,572)	(74,781)	(313,645)
Additions to available-for-sale securities	—	(5,023)	(5,023)	—	—
Additions to other long-term assets	—	—	—	(49,873)	(49,873)
Acquisition of vessel	—	—	(20,000)	—	—
Proceeds on disposal of vessel	—	18,987	18,987	—	—
Investment in subsidiary, net of cash acquired	—	(16)	(16)	—	—
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted) (2)	100,000	—	226,872	—	155,319
Repayment of short-term loan granted to third party	—	—	400	—	—
Short-term loan granted to Golar Partners	—	—	—	—	(20,000)
Loan granted to third party	(1,000)	(1,000)	(2,000)	—	—
Repayment of short-term loan granted to Golar Partners	—	—	20,000	—	—
Proceeds from disposal of investments in available-for-sale securities	—	—	207,428	—	—
Restricted cash and short-term investments	(304,412)	(64,259)	(305,255)	(71,476)	(48,043)
Net cash used in investing activities	(392,812)	(83,611)	(535,956)	(645,043)	(1,429,270)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	—	—	660,947
Proceeds from short-term debt	—	—	393,989	—	67,559
Proceeds from long-term debt (including related parties)	314,224	13,012	490,312	586,112	1,155,187
Proceeds from short-term debt from related parties	50,000	—	50,000	—	—
Repayments of short-term and long-term debt (including related parties)	(63,264)	(16,583)	(201,563)	(104,612)	(239,903)
Financing costs paid	(11,975)	(294)	(23,266)	(7,863)	(18,672)
Cash dividends paid	—	(40,466)	(121,358)	(41,502)	(155,996)
Proceeds from exercise of share options	202	—	225	825	1,338
Purchase of treasury shares	(12,269)	—	(12,269)	—	—
Restricted cash and short-term investments	(28,628)	(8,660)	(61,640)	—	—
Net cash provided by (used in) financing activities	248,290	(52,991)	514,430	432,960	1,470,460
Net (decrease) increase in cash and cash equivalents	(117,607)	(151,986)	(86,175)	(198,594)	66,063
Cash and cash equivalents at beginning of period	222,842	374,828	191,410	390,004	125,347
Cash and cash equivalents at end of period	105,235	222,842	105,235	191,410	191,410

(1) In December 2015, we repossessed the Salju (formerly the Golar Viking) based on a current vessel market valuation of $125 million. This was undertaken through extinguishment of the total outstanding balance owed to us by Equinox. As such, this is a non-cash transaction and is excluded from 'Additions to vessels and equipment'.
(2) In addition to the cash consideration received for the sale of the Golar Eskimo in January 2015, there was non-cash consideration in relation to Golar Partners' assumption of the bank debt of $162.8 million and vendor loan of $220 million provided by us. We received $120 million of the vendor loan in June 2015 and the remaining balance of $100 million in November 2015.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2013	80,580	—	656,018	200,000	(6,757)	874,296	1,804,137	—	1,804,137

Net loss	—	—	—	—	—	(43,121)	(43,121)	1,655	(41,466)
Dividends	—	—	—	—	—	(155,996)	(155,996)	—	(155,996)
Exercise of share options	185	—	1,153	—	—	—	1,338	—	1,338
Grant of share options	—	—	1,619	—	—	—	1,619	—	1,619
Net proceeds from issuance of shares	12,650	—	648,297	—	—	—	660,947	—	660,947
Other comprehensive loss	—	—	—	—	11,928	—	11,928	—	11,928

Balance at December 31, 2014	93,415	—	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net loss	—	—	—	—	—	(197,659)	(197,659)	19,158	(178,501)
Dividends	—	—	—	—	—	(161,824)	(161,824)	—	(161,824)
Exercise of share options	132	—	93	—	—	—	225	—	225
Grant of share options	—	—	6,358	—	—	—	6,358	—	6,358
Forfeiture of share options	—	—	(2,521)	—	—	—	(2,521)	—	(2,521)
Cancellation of share options	—	—	786	—	—	—	786	—	786
Transfer of additional paid in capital (2)	—	—	6,003	—	(4,424)	—	1,579	—	1,579
Other comprehensive loss	—	—	—	—	(42,001)	—	(42,001)	—	(42,001)
Treasury shares	—	(12,269)	—	—	—	—	(12,269)	—	(12,269)

Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(41,254)	315,696	1,873,526	20,813	1,894,339

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) Included within the year ended December 31, 2015 is an out of period correction of $1.6 million additional expense captured in other financial items in the income statement, a decrease to accumulated other comprehensive income of $4.4 million, and an increase to additional paid in capital of $6 million. Management believe this out of period correction is not material to the period's condensed consolidated financial statements or any previously issued financial statements and will not be material to the annual consolidated financial statements for the year ending December 31, 2015.

Golar LNG Limited
APPENDIX A

Included within the restricted cash and debt balances are amounts relating to ICBCL lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating the ICBCL lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	December 31, 2015	December 31, 2014
Restricted cash (2)	51,008	4,263

Current portion of long-term debt and short-term debt (2)	438,279	40,250
Long-term debt (2)	301,350	145,350

(1) In addition to the above disclosure there are amounts classified within assets and liabilities 'held-for-sale' relating to the sale of the Golar Tundra which includes the effect of consolidating the financing bank's subsidiary (CMBL). These include restricted cash of $3.6 million in current assets and short-term debt of $201.7 million in current liabilities, respectively. The short-term debt relates to our long-term Golar Tundra lease financing. As CMBL are currently funding their subsidiary with a short-term loan we are therefore required to classify this debt as short-term, even though it relates to long-term financing.

(2) Between the timing of our Q4 2015 earnings release and the filing of our 2015 annual report on Form 20-F, in the event the ICBCL consolidated lessor VIEs enter into binding refinancing agreements, the classification of debt between current and long-term may change.

(3) The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates.